September 06, 2011

VIA EDGAR

Ms. Suzanne Hayes
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Itaú Unibanco Holding S.A.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed June 27, 2011
Form 20-F/A for the Fiscal Year Ended December 31, 2010
Filed July 13, 2011
File No. 001-15276

Dear Ms. Hayes:

This letter sets forth the responses of Itaú Unibanco Holding S.A. (the “Company”) to the comments contained in your letter, dated August 16, 2011, relating to the Annual Report on Form 20-F of the Company for the year ended December 31, 2010 filed with the Securities and Exchange Commission (the “Commission”) on June 27, 2011, as amended by the Annual Report on Form 20-F/A of the Company for the year ended December 31, 2010 filed with the Commission on July 13, 2011 (the “Annual Report”).  The comments of the Commission (the “Staff”) are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.

Form 20-F for Fiscal Year Ended December 31, 2010

1.	In future filings please correct the Commission File Number on your ’34 Act filings to reflect the correct file number of 001-15276.

Response to Comment No. 1

We propose to correct the Commission File Number on our ’34 Act filings in our futures filings to reference Commission File Number 001-15276.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

Item 3D. Risk Factors, page 14

2.
In future filings please add a risk factor that includes a discussion of the risks associated with the fact that only a small percentage of your directors are independent as determined pursuant to your corporate governance policy.

Response to Comment No. 2

We propose to add disclosure under “Item 3D. Risk Factors” of our Annual Report to include the following risk factor in future filings:

“Investors in our securities do not have the same protections as if the majority of the members of our board of directors were independent.

As described in “Item 7A. Major Shareholders”, IUPAR is our controlling shareholder and, as a result, has the power to control us, including the power to elect and remove our directors and officers. Our current board of directors is comprised of 13 members; only three of those directors are independent in accordance with our corporate governance policy. As a foreign private issuer, we are subject to corporate governance standards, such as the New York Stock Exchange listed company rules, that differ from those applicable to U.S. domestic issuers, including with respect to director independence requirements. See “Item 16G. Corporate Governance.” A significant number of our directors participate in decision-making on matters in which they have greater interests than would an independent director. As a result, the interests of these directors may not be, at all times, the same as those of our securityholders. In addition, several of our directors are affiliated with IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. Where these and other conflicting interests exist, our securityholders will be dependent on our directors exercising, in a manner fair to all of our securityholders, their fiduciary duties as a member of our board of directors.”

Changes in applicable law and regulation may have a material adverse effect on our business.  page 17

3.
We note your statement that the regulatory structure is continuously evolving and you do not have control over the identified areas of regulation. In future filings please expand the discussion to address the potential effects of proposed regulatory changes and changes that have not yet taken effect. For example, discuss the expected effects of Basel III and other regulatory changes resulting from the global financial crisis. To the extent that the Brazilian government has proposed any changes to address the liquidity problems, you should discuss the expected impact if the proposals are implemented.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

Response to Comment No. 3

We propose to expand the disclosure under “Item 3D. Risk Factors-Changes in applicable law and regulation may have a material adverse effect on our business” of our Annual Report in future filings. For example, such revised disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“The regulatory structure governing Brazilian financial institutions, including banks, broker-dealers, leasing companies and insurance companies, is continuously evolving. ~~Parts of our business that are not currently subject to government regulation may become regulated in the future. For example, there are several legislative proposals currently under discussion in the Brazilian congress.~~ Disruptions and volatility in the global financial markets resulting in liquidity problems at major international financial institutions could lead the Brazilian government to change laws and regulations applicable to Brazilian financial institutions based on such international developments.

In response to the global financial crisis which began in late 2007, national and intergovernmental regulatory entities, such as the Financial Stability Board and the Basel Committee on Banking Supervision, proposed  reforms to prevent the recurrence of a similar crisis, including the Basel III framework. In May 2011, the Central Bank of Brazil issued preliminary guidance and an estimated timeline for implementation of the Basel III framework in Brazil. See “Item 4B. Business Overview—Regulation and Supervision—Regulation by the Central Bank—Capital Adequacy and Leverage/Regulatory Capital Requirements”. Higher minimum regulatory capital requirements, including those applicable to banks ultimately deemed to be globally systemically important, and restrictions on the types of instruments allowed to be included in regulatory capital may increase the cost of funding of  banks generally and reduce liquidity to make loans and other investments. The impact of the implementation of such requirements on Brazilian banks and particularly on our operations is yet unclear. Accordingly, these reforms could have a material adverse effect on our business, financial condition, cash flows and results of our operations.

Moreover, there are several proposed bills under consideration in the Brazilian congress that, if signed into law as currently drafted, could adversely affect us.  For example, a proposed law to benefit insolvent individual borrowers would allow courts to change the terms and conditions of credit agreements in certain situations. In addition, another proposed bill to amend the rules of civil procedure could have the effect of making credit recovery more difficult and appealing unfavorable judicial decisions in higher courts more burdensome.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

We also have operations in countries outside of Brazil, including Argentina, Chile, Paraguay, Uruguay, Portugal and the United States. Changes in the laws or regulations applicable to our business in the countries in which we operate or adoption of new laws, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States, and the related rulemaking may have a material adverse effect on our business, financial condition, cash flows and results of operations.

The amendment of existing laws and regulations or the adoption of new laws and regulations could have a material adverse effect on our business, financial condition, and results of operations, including our ability to provide loans, make investments or render certain financial services. See “Item 4B. Business Overview-Regulation and Supervision.”

Item 4B. Business Overview
Consumer Credit, page 39

4.
Please revise your future filings to provide more information regarding your Redecard operations. Such disclosures would include the number of customers Redecard has, the percent of market share you own in this industry and other pertinent demographic and financial disclosures.

Response to Comment No. 4

We propose to expand the disclosure under “Item 4B. Business Overview-Consumer Credit-Redecard” of our Annual Report in future filings. For example, such expanded disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“Redecard S.A., or Redecard is one of the two largest multi-brand acquirers of credit, debit and benefit card transactions in Brazil. ~~credit card provider in Brazil, also responsible for the~~ Its activities include acquisition, capturing, transmission, processing and settlement of credit~~,~~ and debit ~~and benefit~~ card transactions entered into by merchants, prepayment of receivables to merchants (resulting from sales made with credit cards), rental of point-of-sale (“POS”) terminals, check verification through POS terminals, and the capture and transmission of transactions using coupons, private-label cards and loyalty programs. As of December 31, 2010, Redecard was present in all municipalities in Brazil with electric power and telecommunications network. We have held 50.0% plus one share of Redecard’s capital stock since March 30, 2009, at which time Redecard became a subsidiary of Itaú Unibanco and its results were presented on a ~~fully~~ consolidated basis in our financial statements. In May 2010, Hipercard, also a subsidiary of Itaú Unibanco, entered into an agreement with Redecard,  pursuant to which, beginning in the second quarter of 2010, Redecard started capturing~~ed~~ Hipercard transactions and Hipercard had access to Redecard’s nationwide infrastructure and network, which is expected to improve the efficiency and speed of Hipercard’s merchant affiliations.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

In 2010, Redecard’s net income was R$1.4 billion, an increase of 0.3% compared to 2009. Non-interest income for Redecard in 2010 totaled R$ 3.4 billion, representing an increase of 10.5% from 2009 due to the capture of R$184.1 billion in transactions with credit cards and debit cards, an increase of 24.4% from 2009. The number of transactions captured and processed reached 2.3 billion, representing an increase of 16.8% from 2009. In December 2010, Redecard had 1.1 million installed POS equipment throughout Brazil. We generally consider each POS to represent one customer.

The following table sets forth the volume in millions of reais and the quantity of transactions of credit and debit cards processed by Redecard in 2010 and 2009:

	millions of R$		millions of transactions
Redecard	2010	2009	2010	2009
Credit cards	123,866	98,651	1,194	1,017
Debit cards	60,205	49,306	1,126	969
Total	184,071	147,957	2,320	1,986”

Funding, page 49

5.
We note that the percentage of your funding that comes from deposits has steadily decreased in the most recent three year period while the percentage of borrowings has increased. Please provide us with your analysis of the impact this has had, or may have on you future operations. Also please describe any risks that this may have on your operations and any changes that you have or will make in order to changes these trends.

Response to Comment No. 5

In response to the Staff’s comment, we clarify that the percentage of our funding that comes from borrowings has increased as pointed out by the Staff mainly as a result of an increase in “Securities issued and sold to customers under repurchase agreements”, classified as  short-term borrowings in our consolidated balance sheet. Securities issued and sold to customers under repurchase agreements represent a regular type of funding transaction among Brazilian retail banks. In this type of transaction, we sell to customers, for cash, debt securities issued by one of our consolidated subsidiaries that were previously held in treasury. At the same time we commit to repurchase such debt securities on or before a final repurchase date. Securities issued and sold to customers under repurchase agreements offer customers the characteristics of deposits and allow us to have access to the same amount of cash we would have under a deposit. Because debt securities we sell to customers under a repurchase agreement are issued by a company that is controlled by us, the related cash, net of required reserves, is ultimately available for use by us. At the same time, these transactions allow the customer to have the same level of liquidity that would be available under a deposit.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

Banking customers in Brazil tend to prefer repurchase agreements to deposits because securities issued and sold to customers under repurchase agreements customarily offer better rates to customers than regular deposits, as a result of not being subject to the related deposit insurance costs.

The following table sets forth the total volume, in millions of reais, of deposits and securities issued and sold to customers under repurchase agreements and their respective percentages of total funding as of December 31, 2010, 2009 and 2008:

	2010		2009		2008
	Million of R$	% of funding	Million of R$	% of funding	Million of R$	% of funding
Deposits	202,660	39.9	190,908	48.2	150,802	51.6
Securities issued and sold to customers under repurchase agreements	101,207	19.9	65,520	16.5	40,977	14.0
Total	303,867	59.8	256,428	64.7	191,779	65.6

Although we note a declining trend in the  sum of deposits and repurchase agreements (as a percentage of total funding) during the most recent three fiscal years in the table above, this trend results from macroeconomic developments during the period. One of the most significant effects on the Brazilian banking system of the global financial crisis which began in 2008 was that depositors in small and medium banks in Brazil redeemed amounts deposited in such banks and made deposits in, and entered into repurchase agreements with, larger banks. As a result, the amount of deposits and repurchase agreements as a percentage of our total funding (as one of the largest banks in Brazil) surged to all-time highs in 2008 and 2009 and remained close to 65% throughout the period. Starting in 2010, as the Brazilian economy recovered, the amount of deposits and repurchase agreements as a percentage of our total funding decreased to historical levels of around 60%, where we expect it to remain in the near future.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

We do not perceive any single trend in the composition of our funding that requires specific actions.  We continue to monitor liquidity – including “securities issued and sold to customers under repurchase agreements”, deposits and our market share – on a regular basis to be able to identify new developments as early as possible and to respond accordingly.

Capital Adequacy and Leverage/Regulatory Capital Requirements, page 57

6.
We note your disclosure that Tier 2 Capital, or supplemental capital includes “hidden” reserves. Please tell us and expand your disclosures in future filings to clarify the types of items characterized as “hidden” reserves and tell us the accounting literature relied upon to record the “hidden” reserves.

Response to Comment No. 6

While the Basel II general framework set forth by the Basel Committee on Banking Supervision of the Bank for International Settlements contains only minimal standards for the global financial industry, implementation of these requirements at the national level depends on each regulator’s discretionary action. Brazilian regulatory guidance differs from the Basel II framework and does not include “hidden reserves” in the definition of Tier 2 Capital. As a result, we do not have any such reserves in our regulatory capital. We propose to expand the disclosure under “Item 4B. Business Overview-Capital Adequacy and Leverage/Regulatory Capital Requirements” in our future filings. For example, such revised disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

•
“Brazilian regulation imposes higher requirements for capital allocation to cover operational risks, requiring Brazilian financial institutions to set aside 12.0% to 18.0% of their financial intermediation average gross income to cover operational risks; and

•	undisclosed or “hidden” reserves are not included within the definition of Tier 2 Capital under Brazilian law and regulation.”

Basel III Framework, page 58

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

7.	Please tell us what impacts you anticipate the new Basel III standards will have your operations.

Response to Comment No. 7

In response to the Staff’s comment, we clarify that the mandate of our Superior Risk Committee includes discussing the concepts and standards of implementation of the Basel III framework in compliance with domestic (Central Bank of Brazil) and international (Bank for International Settlements – “BIS”) rules, as well as analyzing the impact of compliance under various scenarios. To meet the demands of the Committee, we implemented internal processes for assessing the impact of changes required by the Basel III framework. According to our preliminary analyses, we do not anticipate that additional capital will be required for the next three to four years, based on assumed returns and asset growth.

We anticipate that implementation of the Basel III framework might not require significant efforts by Brazilian financial institutions, given that the Central Bank’s current regulation on capital adequacy already establishes a more stringent requirement than the internationally agreed minimal capital requirements under the Basel III framework.

Additionally, we have been monitoring our liquidity ratios, as they are defined by the Basel III framework and, based on conservative assumptions, we are already in compliance with such ratios. Our intention is to not only comply with, but to actually maintain liquidity resulting in ratios higher than the minimal requirements of the Basel III framework.

Loans and Leases, page 88

8.
Please revise future filings to discuss the nature and extent of any loans which are not disclosed in your filing as nonaccrual loans, loans over 90-days and still accruing or troubled debt restructurings, but where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans in the categories above, as required by Item III.C.2 of Industry Guide 3.

Response to Comment No. 8

In response to the Staff’s comment, we clarify that with respect to loans which are not disclosed in our Annual Report as non-accrual loans, loans over 90-days and still accruing and troubled debt restructuring, as of December 31, 2010, we were not aware of any information about borrowers’ possible credit problems that caused us to have serious doubts as to the ability of such borrowers to pay us.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

We propose to include additional disclosure under “Item 4B. Business Overview- Selected Statistical Information-Loans and Leases” on page 92 of our Annual Report in our future filings. For example, such revised disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“Non-Accrual Loans and Leases

We consider all loans that are 60 days or more overdue as non-accrual loans and we discontinue accruing financial charges related to them. In 2010, we did not have any individually material non-accrual loan.

Potential Problem Loans

With respect to loans which are not considered either impaired or non-accrual and that have not been renegotiated, as of December 31, 2010, we are not aware of any information about borrowers’ credit problems that could cause us to have serious doubts as to the ability of such borrowers to pay us.”

9.
In future filings please provide an expanded discussion of your underwriting and lending practices and procedures. For example, for each category of loan disclose documentation, loan-to-value and credit score requirements and disclose whether interest rates are fixed or variable.

Response to Comment No. 9

We propose to expand the disclosure under “Item 4.B Business Overview- Selected Statistical Information-Loans and Leases” in our future filings. For example, such expanded disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“Loan Approval Process

Our management seeks to optimize the relationship between risk and return of assets, maintaining the quality of credit financial instruments at an acceptable level in the market segments in which we operate. Both our accepted risk levels and return objectives are set for each of our credit areas, and interest rates applicable to each transaction are defined through models of risk-adjusted pricing.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

Our credit policies are defined and reviewed considering internal and external factors. Internal factors include the criteria for classification of customers; analysis of portfolio evolution, observed delinquency levels, observed rates of return, portfolio quality and allocation of economic capital. External factors are related to the economic environment in Brazil and abroad, and factors such as market share, interest rates, and indicators of market default, inflation and increase (or decrease) in consumer spending.

Our decision-making process and our process for setting credit policy is structured to ensure alignment of credit approvals with the optimization of business opportunities, and this process is managed by our credit committees. For retail credit transactions, decisions regarding granting and management of credit portfolio are made based on credit score models that are continuously monitored by us. For Corporate credit transactions, our various committees are subordinated to the Superior Credit Committee responsible for managing credit risk and the various authority levels within our risk management structure ensure detailed monitoring of the risk of credit transactions as well as the necessary timing and flexibility in our approval processes. For a discussion of our credit committee structure, see “Item 4B. Business Overview-Credit Risk Management”.

Commercial, agricultural and public sector

We grant credit to companies on the condition that they open with us  a current account, a process which includes review of company documents and KYC (know-your-customer) procedures. For each client, we determine a maximum credit amount to be granted. This limit is determined based on our internal customer classification (based on credit score and history) and the level of average monthly earnings of the company. Billing information may be provided by the company or estimated by us based on internal methods. Our internal customer classification determines a maximum level of indebtedness, maximum credit to be granted, interest rates (substantially fixed rates), maximum ratio of the monthly installment to the company’s profits and the amount and type of guarantees required. For our Corporate segment, due to the differences in risk characteristics of each contract, the classification made according to our internal model may be reviewed and modified by our Corporate credit committee, the members of which are executives and experts in this segment.

Much of the credit for companies requires guarantees. Transactions to finance the production of goods usually require machinery and equipment as collateral. Financing for working capital might be guaranteed by trade receivables, check receivables or credit card receivables or is guaranteed by the company's partners or shareholders and/or by third parties. Investment transactions, on the other hand, typically require insurance or mortgage liens but may also include liens on acceptable investments, fund shares, debt securities and other instruments.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

Real estate loans

The mortgage application is originated by Internet, telephone, real estate brokers or by our branch network. A client score is calculated internally based on credit score models. Applications with score below an established cutoff level are automatically rejected (such as applications rejected due to serious indications of credit default and/or score may be exceptionally approved by the appropriate credit committee). Applications with high credit scores and for which no significant negative information is provided by credit bureaus are automatically approved. A request of information made to credit bureaus has the purpose of verifying whether the applicant’s history shows anything that we would consider an impediment to grant loans (applicants with assets blocked in court, applicants who provided invalid tax identification number), or that would effectively restrict the  granting of a loan (e.g., customers who have entered into debt restructuring or renegotiation or have issued checks with insufficient funds) or other information (e.g., customers under other types of judicial debt restructuring). In Brazil, credit bureaus do not provide score information or general credit history but rather only information with respect to default and other negative events. If, as result of information provided by a credit bureau, we identify an impediment or suspect fraud exists (e.g., cases where the telephone number provided by the applicant matches the number of  another existing client in our files or if last name provided by the applicant does not match the last name provided by the credit bureau), the proposals are individually reviewed by one of our credit approval desks. If there is additional relevant positive information (such as acceptable evidence of current funds or income or there is evidence that any negative information obtained results from isolated events), the application may be approved by the one of our credit desks or by our Real Estate Credit Committee, even if the credit score is below the cutoff threshold we have established. The volume and the observed levels of default associated with credit approved in this manner are monitored so we can control the quality of our lending practices. Our credit policy also defines maximum maturity, maximum ratio of mortgage installment to income and maximum loan-to-value (“LTV”) ratio, which may not exceed 85% at the date the loan is granted. Interest rates are established based on the “TR” rate (a Brazilian interest rate that represents the interest rate of saving deposits) plus a fixed spread defined for each individual contract based on our RAROC (Risk Adjusted Return on Capital) analysis.

Lease Financing (primarily vehicle financing)

Our vehicle financing applications are originated in multi-brand car dealers or official brand car dealers and subject to “filters” to reject those from customers with serious indications of credit default or indications of fraud. Subsequently, a score is calculated internally for the loan requested, which takes into consideration the internal credit score of the customer and the terms of the proposed transaction. Applications with scores below an established cutoff level are automatically rejected. Applications with high credit scores and for which personal information is validated by our credit bureaus are automatically approved. The process of consulting with credit bureau is similar to the process described under “Real Estate” above. Applications that are not automatically approved also go through individual reviews by our credit approval desk. The maximum maturity is determined based on the age of the vehicle. Our credit policy also defines maximum ratio of lease payments to income and maximum LTV ratio, which may not exceed 100% at the date credit is granted.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

Interest rates are generally fixed. Interest rates vary from customer to customer depending on factors such as the department through which the loan is made, maturity and the age of the vehicle acquired and a spread which is defined for each individual contract based on our RAROC (Risk Adjusted Return on Capital) analysis.

Individuals

Granting of credit to our account holders and non-account holder customers is based mainly on their level of income (whether self-reported or estimated according to internal methodologies) and our customer internal credit score determined based on statistical models of behavior and credit score. Through these models and the observation of several financial indicators, we define which customers will receive credit offers and in what amount. According to their credit score, we define the maximum number of installments, interest rates (which are fixed) and the maximum percentage of the monthly installment with respect to monthly income. Based on these limits, customers choose the amount and terms that best meet their needs. We do not require collateral from the majority of our customers. We require the following documents during the credit granting process: personal identification, tax identification number, proof of income and proof of residential address.

For further discussion of our loan approval process, see “Risk Management — Credit Risk Management” above.”

Allowance for Loan and Lease Losses, page 93

10.
We note your disclosure on page 94 where you state that for loans and leases reviewed on an individual basis and not considered to be impaired, you classify such loans into a certain rating category based on several qualitative and quantitative factors applied through internally developed models. You also state that you estimate inherent losses for each rating category, considering mainly market-wide experience since you have not experienced corporate loan losses in frequencies that could serve as a statistical pool to estimate such losses. We also note your disclosure on page 105 where you appear to also be referring to these same non-impaired loans, and where you state that loans are classified by ratings based on risk factors and inherent losses for reach rating are estimated based on your historical experience. Please clarify this apparent inconsistency. Additionally, to the extent that you are using market-wide data for these pools to estimate losses, please tell us how you concluded this was appropriate given that the bank was founded in 1943, and is the largest bank in Brazil, and thus would appear to have sufficient history to make this estimate.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

Response to Comment No. 10

We propose to revise the disclosure under “Item 4B. Business Overview- Selected Statistical Information-Allowance for Loan and Lease Losses” in our future filings. For example, such revised disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“For loans and leases reviewed on an individual basis (Corporate loans) and not considered to be impaired, we classify these loans into a certain rating category based on several qualitative and quantitative factors applied through internally developed models. In this category, considering the size and the different risk characteristics of each contract, the rating category determined according to  internal models can be reviewed and modified by our Corporate Credit Committee, the members of which  are executives and experts in corporate credit risk. We estimate inherent losses for each rating category considering an approach developed internally for low-default portfolios, which uses our historical experience over the most recent years to build internal models, used both to estimate the probability of default and to estimate the loss given default.” ~~rating category considering mainly market wide experience, since we have not experienced corporate loan losses in frequencies that could serve as a statistical pool to estimate such losses.~~

Additionally, we respectfully clarify that even though we have conducted banking operations for nearly 70 years, we consider the Brazilian credit market to be relatively new. The Brazilian credit market started to grow only in the late 1990s, after the Brazilian economy has stabilized and after many years of significant levels of inflation. The Brazilian credit market reached a more significant mature level after the adoption of floating exchange rates in the early 2000s. We confirm that consistent with the changes proposed in the text above, our estimated inherent losses for loans and leases reviewed on an individual basis and not considered to be impaired are based on our historical experience, which currently takes into account information for periods after the adoption of floating exchange rates in the early 2000s.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

Item 5. Operating and Financial Review and Prospects, page 101

11.
We note that you have operations in Portugal through your investments in Itaúsa Portugal Investimentos and Itaúsa Portugal – SGPS, as well as exposure to Spain through your available for sale investment portfolio. Please tell us, and expand your disclosure in future filings to more clearly summarize your exposure to the sovereign entities of Greece, Ireland, Italy, Portugal and Spain (GIIPS), as well as financial institutions and corporations domiciled in those countries. Please respond to the following and expand your disclosures in future filings to address the following:

•	Present the gross exposure you have to each of these countries separately broken out between sovereign, corporate institutions, financial institutions, retail, small businesses etc.;

•	Separately discuss the different hedges and collateral maintained to arrive at your net exposure to the these countries; and

•
Please clarify if you have any credit derivatives purchased or sold related to these countries and if so, please tell us the notional amounts of credit derivatives purchased and sold along with the fair values.

Response to Comment No. 11

In response to the Staff’s comment, we clarify that our exposure as of December 31, 2010 to the sovereign bonds of Greece, Ireland, Italy, Portugal and Spain (the “GIIPS Countries”), as well as to financial institutions and other corporations and small businesses and individuals domiciled in those countries is set forth in the table below, in millions of reais:

	Sovereign	Corporate Institutions (other than Financial Institutions)	Financial Institutions	Small Businesses	Individuals	Other	Total
Greece	0	0	0	0	0	0	0
Ireland	0	0	0	0	0	0	0
Italy	0	251	167	0	0	0	418
Portugal	0	372	290	0	27	8	697
Spain	734	920	128	0	0	0	1,782
Total	734	1,543	585	0	27	8	2,897

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

With respect to the exposure presented above as of December 31, 2010, we had collateral in the amount of R$ 525 million and endorsements and sureties in the amount of R$ 738 million, primarily related to our exposure to Corporate Institutions. The collateral disclosed above has been measured at our estimated realizable value which is updated depending on its nature (such as pledged amounts in current accounts used to collect customer receivables, financial investments, real estate, machinery and equipment or others), except for guarantees provided by third parties where the amount corresponds to the outstanding debt.

We did not have any credit derivatives purchased or sold related to these countries as of December 31, 2010.

In addition to the exposure described above and reflected in our consolidated financial statements, we are also exposed to the GIIPS Countries through our investment in our equity investee Banco BPI S.A. (“Banco BPI”) in which we had a 19.04% interest at December 31, 2010. Banco BPI is one of the five largest banks in Portugal. As disclosed in Note 11 to our consolidated financial statements, our investment in Banco BPI as of December 31, 2010 amounted to R$ 779 million and Banco BPI’s value based on the quoted market price of its shares as of December 31, 2010 amounted to R$ 524 million. Banco BPI had sovereign securities issued by governments of the GIIPS Countries in its portfolio classified as available-for-sale for which carrying amount exceeded fair value and with respect to which we recognized our interest in such unrealized loss representing an amount in accumulated other comprehensive income of R$ 245 million as of December 31, 2010.

We propose to expand our disclosure under “Item 5. Operating and Financial Review and Prospects-5A. Operating Results-Overview-Effects of the Global Financial Markets on Our Financial Condition and Results of Operations” in our future filings. For example, such expanded disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“The world economy has been recovering throughout 2010 and beginning of 2011, but several consequences of the crisis remain. Important risks have been identified in the aftermath of the financial crisis in Europe, such as the high debt levels that impair growth and increase the risk of sovereign default. Growing concern over the sustainability of current levels of indebtedness of Greece, Ireland, Italy, Portugal and Spain (GIIPS) has increased the focus on the exposure of financial institutions to the risk of those countries. Particularly, the markets have increased the risk premiums on debt of ~~some countries in Europe~~ the GIIPS countries. These countries’ debt is held by international financial institutions, and their economic situation may impact the results of banks and investment funds. Although the European Union is prepared to face these difficulties, a financial deterioration of any of these countries may impair the recovery of economies worldwide and, indirectly, Brazil’s recovery. Although we have international operations and investments in certain European countries affected by the financial crisis, our exposure to the sovereign bonds of the GIIPS countries, as well as to financial institutions and other corporations and small businesses and individuals domiciled in those countries is not significant when compared to our total assets or shareholders’ equity. As of December 31, 2010 our gross credit exposure to entities (including governments) domiciled in the GIIPS countries represented 0.39% and 3.78% of our total assets and shareholders’ equity, respectively.”

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

Item 5D. Trend Information, page 132

12.	In future filings please expand this discussion to explain how you expect these factors to affect your future results, liquidity and capital resources.

Response to Comment No. 12

We propose to expand our disclosure under “Item 5D. Trend Information” in our future filings. For example, such expanded disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

~~“We expect that several factors will affect our future results of operations, liquidity and capital resources, including:~~

“As of the date of filing of our annual report on Form 20-F, we could not identify any known trend that we believe is reasonably likely to materially impact our future results, liquidity and/or capital resources. However, we acknowledge that there are factors that will affect our future results of operations, liquidity and capital resources, including:

The Brazilian economic environment. As a Brazilian bank with most of our operations in Brazil, we are significantly affected by economic, political and social conditions in Brazil. In recent years, we have benefited from Brazil’s generally stable economic environment, with average annual gross domestic product, or GDP, growth of approximately 4.2% from 2004 to 2010, which led to increased bank lending and deposits. The Brazilian government from time to time intervenes in the Brazilian economy and makes changes in policies and regulations. Our business may be affected by changes in policies or regulations involving or affecting interest rates, reserve requirements, capital requirements, liquidity of capital, financial and credit markets, general economic growth, inflation and currency fluctuations, taxes, exchange controls, increases in unemployment rates, decreases in wage and income levels and other factors that influence our customers’ ability to meet their obligations with us. We may also be affected by other political, diplomatic, social and economic developments within and outside Brazil that affect the country.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

Legal and regulatory developments. The regulatory structure governing Brazilian financial institutions is continuously evolving, and, as a consequence, parts of our business that are not currently subject to government regulation may become regulated in the future. Amendment of existing laws and regulations or the adoption of new laws and regulations could have a material adverse effect on our business, financial condition, and results of operations, including our ability to provide loans, make investments or render certain financial services.

The effects of any continued international financial turmoil, including on our required liquidity and capital. The global financial crisis and any resulting lack of liquidity and depreciation of financial assets by the major global financial institutions may affect our business. We lend primarily to Brazilian borrowers and the effects of a global financial crisis could materially and adversely affect our customers and increase our non-performing loans and, as a result, increase the risk associated with our lending activity and require us to make corresponding revisions to our risk management and loan loss reserve models.

Continued or worsening disruption or volatility in the global financial markets could lead to further increase negative effects on the financial and economic environment in Brazil and the other countries in which we operate.

The effects of fluctuations in the value of the real and interest rates on our net interest income. The real fluctuates in relation to the U.S. dollar and other foreign currencies. Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency. From time to time, the exchange rate between the real and the U.S. dollar and other currencies has fluctuated significantly. Some of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar. Although as of December 31, 2010, our material foreign investments were economically hedged in order to mitigate effects arising out of foreign exchange volatility, there can be no assurance that such hedging strategies will remain in place or will offset such effects. Therefore, a depreciation or an appreciation of the real could have several adverse effects on us including material impacts (either positive or negative) on results, liquidity and capital resources.

The effects of inflation in our results of operations. As a bank in Brazil, the majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are affected by inflation, interest rate fluctuations and related government monetary policies, all of which may have a material adverse effect on the Brazilian economy and on us, including our loan portfolio, our cost of funding and our income from credit operations. Inflation, especially sudden increases in inflation, usually causes the loss of purchasing power. Also prolonged periods of high inflation provoke distortions in the allocation of resources. Measures to combat historically high rates of inflation have included maintaining a tight monetary policy with high interest rates, resulting in restrictions on credit and short-term liquidity. In addition, if Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be materially and adversely affected, and government measures to combat inflation may include tightening monetary policy with high interest rates which may harm our business. Increases in the SELIC rate could materially and adversely affect us by reducing the demand for credit, increasing our cost of funds and increasing the risk of customer default. Conversely, decreases in the SELIC rate could also materially and adversely affect us by decreasing revenues on interest-earning assets and lowering our margins.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

Challenges inherent to any acquisition of financial institutions. Acquisition and integration of institutions and assets involves certain risks including the risk that (a) the integration process may cause us to incur unexpected costs and operating expenses and place additional demands on management time, (b) we may incur unexpected liabilities or contingencies relating to the acquired businesses, (c) antitrust and other regulatory authorities may impose restrictions or limitations on the terms of the acquisition or merger, require disposition of certain assets or businesses or withhold their approval of such transaction, and (d) we may fail to achieve the expected operational and financial synergies and other benefits from such mergers or acquisitions.”

In addition to the above, you should read “Item 3D. Risk Factors” for a discussion of the risks we face in our business operations, which could affect our business, results of operations or financial condition.

Item 18. Financial Statements

Note 1 – Description of Business and Basis of Consolidation, page F-10
b) Consolidation, page F-11

13.
We note that despite your less than majority voting interest in Banco Investcred Unibanco S.A. and Ponto Frio Leasing S.A. Arrendamento Mercantil you concluded that such entities should be consolidated as a result of the acquisition of control in Unibanco and Unibanco Holdings. Please explain to us, and disclose in future filings, your basis in U.S. GAAP to support your consolidation treatment for these entities. As part of your response, please clarify whether you believe these entities are variable interest entities, and if so, discuss how you concluded that you were the primary beneficiary of the entities.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

Response to Comment No. 13

In response to the Staff’s comment, we clarify that we concluded that Banco Investcred Unibanco S.A. (“Investcred”) and its wholly-owned subsidiary Ponto Frio Leasing S.A. (“Ponto Frio Leasing”) are variable interest entities and that we are the primary beneficiary of these entities, since we and the other partner (Globex) are the only shareholders, each with 50% . We are, however, disproportionally exposed to the entity’s losses due to the fact that we finance Investcred’s and Ponto Frio Leasing’s operations. We respectfully point the Staff to our financial statements for the year ended December 31, 2009, the relevant portion of which is copied below:

“(vi) Banco Investcred Unibanco S.A. (“Investcred”) and Ponto Frio Leasing S.A. Arrendamento Mercantil (“Ponto Frio Leasing”) – We are also the primary beneficiary of Investcred, a financial institution which finances installment sales, through loan portfolios, conducted by Globex, a retail company, which control was acquired by CBD on July 2009. Investcred holds 100% of the voting capital of Ponto Frio Leasing, a leasing company.

We have been consolidating Investcred and Ponto Frio Leasing since February 2009, as a result of the agreement with Unibanco (see Note 3.1.a).

We have concluded to be the primary beneficiary of Investcred and Ponto Frio Leasing, since Itaú Unibanco Holding and Globex are the only shareholders with 50% of interest each and Itaú Unibanco Holding is disproportionally exposed to the entity’s losses greater than its 50% interest on it. That is due to the fact that Itaú Unibanco Holding is the entity that finances Investcred and Ponto Frio Leasing operations, through debt issued by them.

Total consolidated assets of Investcred and Ponto Frio Leasing as of December 31, 2009 amount to R$ 75 and total consolidated liabilities amount to R$ 41 and its assets would be available to its creditors to meet its obligations. Those creditors have no right over the assets of Itaú Unibanco Holding”

Considering the very limited scale of the current activities of Investcred and Ponto Frio Leasing, we have not included similar disclosure in our financial statements as of and for the year ended December 31, 2010. The activities previously performed by these entities have been performed since 2010 by Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”). We expect we will no longer include Investcred or Ponto Frio Leasing in the list of main consolidated entities in future filings. Key amounts from balance sheet and income statement of Investcred consolidated with Ponto Frio Leasing are presented below (in millions of reais):

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

As of and for the year ended December 31, 2010
Total assets	42
Total liabilities	1
Interest income	2
Net interest income	2
Net interest income after provision for loan losses	2
Net income before taxes on income	3
Net loss for the year	(1)

i) Loans and leases, page F-18
General, page F-18

14.
You have disclosed on page F-19 that there is separate management responsibility for measuring and monitoring allowance for loan losses for certain portfolio segments: Corporate, Small and Medium Businesses and Foreign Loans Latin America. For each of these segments, we note that you have developed a methodology used to measure such allowance. Please expand your disclosure to discuss the methodology used by management to separately measure and monitor the allowance for loans loss for each of these segments. Such methodology should also include the significant factors, by portfolio segment, used to estimate the probability of default and loss given by default.

Response to Comment No. 14

We propose to provide the additional disclosure requested by expanding disclosure in “Note 2 – Significant Accounting Policies-i) Loans and Leases and k) Allowance for loan losses” in our future filings. For example, such expanded disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

”i) Loans and Leases

General

Our identification of portfolio segments and classes of financing receivables is based on how credit risk is managed and monitored. Specific business areas are responsible for a class and each area is responsible for the level of risk taken when granting loans. For each portfolio segment (which may be comprised of more than one class of finance receivables), we have responsibilities allocated at a corporate level (independent from the business areas) for measuring the allowance for loan losses. We also monitor the performance of each portfolio by segment on a centralized basis.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

~~We have separate management responsibility for measuring and monitoring our allowance for loan losses for each of our segments (Individuals, Corporate, Small and Medium Businesses and Foreign Loans Latin America) and for each segment we develop and document the methodology to be used to measure such allowance.~~ Our Individuals segment consists primarily of vehicle financing to individuals, credit card, personal loans (including mainly consumer finance and overdrafts) and residential mortgage loans. Our Corporate portfolio includes loans made to large corporate clients. Our Small and Medium Businesses Portfolio correspond to loans to a variety of customers from small to medium – sized companies. Our Foreign Loans Latin America is substantially composed of loans granted to individuals in Argentina, Chile, Paraguay and Uruguay. ~~The identification of segments and classes by Itaú Unibanco was based on the level at which credit risk management and monitoring is performed. Management and monitoring is performed on a decentralized basis with business units responsible for a class having responsibility for decisions as to the level of risk to take in granting loans considering the expected profitability.~~

At a corporate level, we have two groups (independent from the business areas):  the credit risk group and the finance group, which are responsible for defining the methodologies used to measure the allowance for loan and lease losses and for performing the corresponding calculations on a recurring basis.

The credit risk group and the finance group, at the corporate level, monitor the trends observed in the allowance for loan losses at the portfolio segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing the observed trends at a detailed level within each portfolio segment and for understanding the underlying reasons for the trends observed and for deciding whether changes are required in our credit policies.

k) Allowance for loan and lease losses

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

The allowance for loan and lease losses is a valuation allowance that has been recorded for probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss data and evaluation of credit risk related to individual loans. Our process for determining the appropriate allowance for credit losses includes management's judgment and the use of estimates. The adequacy of the allowance is reviewed regularly by management.

(…)

To determine the amount of the allowance corresponding to the "loans individually reviewed", which are considered impaired, we use methodologies that consider both the quality of the customer and the nature of the transaction, including its collateral, in order to estimate the expected cash flows from these loans. For ~~"~~loans and leases ~~individually~~ reviewed on an individual basis~~"~~ and not considered to be impaired, ~~loans are~~we classify ~~on different~~ these loans into certain rating categories ~~using~~based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models can be reviewed and modified by our Corporate Credit Committee, the members of which are executives and experts in corporate credit risk. We estimate inherent losses for each rating category ~~are estimated~~ considering ~~our historical experience~~. ~~on this portfolio, which~~ an approach developed internally for low-default portfolios, which uses our historical experience over the most recent years to build internal models, used both to estimate the probability of default and to estimate the loss given default. ~~and we monitor our inherent loss estimate against market-wide loss experiences To determine the amount of the allowance corresponding to "loans reviewed on a portfolio basis", loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan losses is determined for each of those classes through a process that considers historical delinquency and credit loss experience over the most recent years~~To determine the amount of the allowance corresponding to “loans reviewed on a portfolio basis”, loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan losses is determined for each of those classes through a process that considers historical delinquency and credit loss experience over the most recent years.~~for each of those classes through a process that considers historical delinquency and credit loss experience overt the most recent years~~

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

The methodology used to measure allowance for loan losses is ultimately performed by our credit risk group and finance group at the corporate level. Within those groups and considering the different characteristics of the portfolios, different areas are responsible for defining the methodology to measure the allowance for each of the portfolio segments: Corporate (including both impaired loans and loans and leases reviewed on an individual basis but not impaired), Individuals, Small and Medium Businesses and Foreign Loans Latin America. Each of the four areas responsible for defining the methodology to measure the allowance for loan losses for each of the four portfolio segments is further divided into groups, including a group that develops the methodology and a group that validates the methodology. A centralized group at the credit risk area is responsible for measuring the allowance on a recurring basis following the methodologies developed and approved for each of the four portfolio segments.

Effective December 31, 2010, we changed the detailed methodology used to estimate our allowance for loan and lease losses for “loans reviewed on a portfolio basis” which was previously based on transition matrices. In connection with the requirements to measure credit risk under Basel II, we began, a few years ago, to develop models with stronger statistical basis and that captured a significantly higher quantity of indicators in order to estimate probabilities of default and amounts of default and we also started to build the databases required to apply those models. As a result of the weakened economic environment observed in late 2008, we also noticed that adjustments to reflect economic environment conditions were required to the amounts of allowance estimated using transition matrices because those matrices were “lagging” in capturing in a relatively short period the effects of significant changes in the economic conditions. As result of those developments we implanted the new detailed methodology effective December 31, 2010.

The current methodology used for all “loans reviewed on a portfolio basis” (Individuals, Small and Medium Business and Foreign Loans Latin America) and also for loans individually reviewed not considered to be impaired (which are the loans of our Corporate portfolio not considered to be impaired) takes into account two components to quantify the amount of the allowance:  the probability of default by counterparty (Probability of Default or “PD”) and the potential and expected timing for recovery on defaulted credits (Loss Given Default or “LGD”) which are applied to the outstanding balance of the loan. Measurement and assessment of these components is part of the process for granting credit and for managing the portfolio. The estimated amounts of PD and LGD are measured based on statistical models that consider a significant number of inputs which are different for each class and include, among others, income, equity, past loan experiences, level of indebtedness, economic sector that affects collectability and other attributes of each counterparty and of the economic environment. These models are updated regularly for changes in economic and business conditions.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

Considering the different characteristics of the loans at each of the four portfolios (Corporate (not considered to be impaired), Individuals, Medium and Small Businesses and Foreign Loans Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio segment. Management believes that the fact that different areas focus on each of the four portfolio segments results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio segment in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

Corporate (not considered to be impaired) - Factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the company’s financial statements and the information obtained through frequent contacts with company’s officers, aiming to understand the strategy and the quality of the management of each company. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to corporate credit portfolio outside Brazil.

Individuals – Factors considered and inputs used are mainly the history of the customer relationship with us and information available through credit bureaus (negative information).

Small and Medium Business – Factors considered and inputs used include in addition to the history of the customer relationship and credit bureau information about the company’s revenues, industry expertise, information about its shareholders and officers, among others.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

Foreign Loans Latin America - Considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the time past due status and an internal rating of the customer as main factors.”

k) Allowance for loan lease losses, page F-20

15.
We note on page F-20 that all loans in your corporate segment are individually reviewed for impairment. However, on page 93 your disclosure indicates that only large corporate non-homogenous loans are individually reviewed for impairment. Please tell us and clarify in future filings which loans are individually assessed for impairment. To the extent that a dollar threshold is used before your corporate loans are individually assessed for impairment, please state that fact.

Response to Comment No. 15

We propose to revise the disclosure under “Item 4B. Business Overview-Allowance for Loan and Lease Losses” in our future filings. For example, such revised disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“Our allowance for loan and lease losses is intended to cover probable losses inherent to our entire current portfolio.

In order to identify the risks and to assess the collection probability of the loan and lease portfolio, we segregate it into two main categories: loans individually reviewed and loans reviewed on a portfolio basis. For each category there is a specific methodology used to estimate the inherent losses. In the first category, we include all our loans in the Corporate segment. ~~large corporate non-homogeneous loans which are~~ We review~~ed~~ such loans for impairment on an individual basis. In the second category, we include the homogeneous loans and leases portfolio comprised of small and medium businesses, individuals and foreign Latin America loans segment, which are reviewed on a portfolio basis.”

Additionally, we clarify that a dollar threshold is not used before loans in the Corporate segment are individually assessed for impairment.

16.
We note your disclosure on page F-20 where you discuss the changes made to estimate your allowance for loan and lease losses for loans reviewed on a portfolio basis. You stated that previously you used a methodology based on transition matrices and in connection with the requirements to measure credit risk under Basel II, you began to develop models with stronger statistical basis and that captured a significantly higher quantity of indicators in order to estimate probabilities of default. Please tell us whether the model currently used was required to be approved by your banking regulators. Additionally, please tell us the types of validation procedures performed before switching to your new methodology. Finally, we note that your allowance for loan losses increased from December 31, 2010 to June 30, 2011 under both IFRS and Brazilian GAAP based on review of your Form 6-K filed on August 9, 2011. Please tell us whether your allowance also increased under U.S. GAAP as of June 30, 2011 to the extent known. As part of your response, please tell us whether you know if your allowance for loan losses under IFRS is consistent with the allowance for loan losses that would be recorded under U.S. GAAP or whether the allowance methodology is the same.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

Response to Comment No. 16

In response to the Staff’s comment, we clarify that the model we currently use to estimate probabilities of default was not required to be approved by our banking regulator, the Central Bank of Brazil;

In addition, before switching to our new methodology, we performed validation procedures, the nature of which depended on whether the models had already been fully validated for purposes of Basel II:

•
All models - all models have been subject to validation procedures which include, at a minimum, back-testing procedures and the application of statistical methods to measure the models performance. These validation procedures are performed by an independent area from the one that develops the model.

•
Models already validated for Basel II purposes - In addition to the validation procedures performed for all models, these models validated for Base II purposes were validated by a group that is independent from the team that developed them, in compliance with the principles of Basel II. In the future, these models should be submitted to the regulator, together with the application package for advanced models (Internal ratings based approach – “IRB” approach), which is expected to occur by December 2012. The validation process consists of:

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

-	Submission by the modeling team of detailed documentation regarding development of the model, as well as the databases used;

-
Issuance by the validation team of an independent technical opinion with respect to quality of the inputs (integrity, consistency and replicability of the bases) and of the mathematical methodology used to develop the model. The independent technical opinion should be submitted to our Technical Commission for Evaluation of Models (CTAM), which has the ultimate authority to approve use of the model.

Our allowance for loan losses under U.S. GAAP as of June 30, 2011 is not known, as we produce only year-end U.S. GAAP financial statements for purposes of our annual report on Form 20-F and we are not required to present U.S. GAAP financial statements as of any other date;

We used the same allowance methodology as of December 31, 2010 under U.S. GAAP and in our financial statements prepared to comply with the transition rules applied by the Central Bank for application of IFRS. The differences in the amounts in reais for our allowance for loan losses in our U.S. GAAP financial statements compared to our IFRS financial statements results exclusively from two factors: (a) differences between U.S. GAAP and IFRS in the entities consolidated,  primarily as result of application of proportional consolidation under IFRS for certain entities that meet the definition of variable interest entities under U.S. GAAP, and (b) the fact that certain loans have been measured initially at fair value under U.S. GAAP on the date of a business combination as result of the purchase price allocation process while under IFRS we choose the exception of IFRS 1 not to apply IFRS for business combinations before a certain date. In developing our revised methodology to measure the allowance for loan losses, we considered the imminent requirement of Brazilian banks to report under IFRS and we defined a methodology that was consistent with both U.S. GAAP and IFRS based on the concept of “incurred loss” under IAS 39 that we view as equivalent to the concept of U.S. GAAP that “impairment of receivables shall be recognized when, based on all available information, it is probable that a loss has been incurred based on past events and conditions existing at the date of the financial statements” under ASC 310-10-35-4.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

o) Goodwill and other intangible assets, page F-22

17.
We note that you had no indicators of goodwill impairment that would have suggested another calculation be performed between July and December 2010, except with respect to goodwill of the reporting unit Redecard for which an impairment test was performed on December 31, 2010 and no impairment was identified. Please tell us, and disclose in future filings, the events and circumstances that warranted an impairment test of this reporting unit during the interim period. In addition, please revise future filings to discuss how you determine the fair value of your reporting units when determining impairment and disclose the extent to which the fair value of the reporting units exceeded the carrying value.

Response to Comment No. 17

We propose to expand the disclosure in “Note 2 – Significant Accounting Policies-o) Goodwill and other intangible assets” in our future filings to the extent we file financial statements under U.S. GAAP. For example, such expanded disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“o) Goodwill and other intangible assets

According to ASC 350, Intangibles – Goodwill and Other, goodwill is not amortized, but rather tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of each reporting unit’s fair value.

Our reporting units are either one of our operating segments or one level below an operating segment. A "reporting unit" would be a component below an operating segment when discrete financial information is available for such component and management of the operating segment regularly reviews the result of the component. Our reporting units are one level below our operating segments except in the case of Itaú BBA which is a segment with no reporting units.

Goodwill on our consolidated balance sheet at December 31, 2010 amounts to R$ 14,664 of which R$ 14,376 corresponds to goodwill allocated to our reporting unit Redecard. In order to determine the fair value of our reporting unit Redecard we used one methodology and additionally we used two supplemental methodologies in order to validate the estimated fair value. The methodology used to estimate the fair value of Redecard is based on the quoted market price of Redecard adjusted to reflect a control premium. As benchmarks to validate the results obtained we used a second methodology based on the target price of the shares of Redecard as reported by analysts and a third methodology based on discounted cash flows. The fair value of reporting units other than Redecard was determined by allocating the market capitalization of Itaú Unibanco to these reporting units based on the value of our equity in each unit and the profitability of each unit. These fair values are compared to the carrying value of these reporting units, determining whether there is evidence of impairment requiring performing the second step of the goodwill impairment test.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

The following table sets forth the amount of the allocated goodwill and the percentage range by which fair value exceeds the carrying value for the reporting units to which we allocate goodwill:

Reporting unit	Allocated goodwill (in million of R$) – At December 31, 2010 and at June 30, 2010	% of fair value to carrying value
Redecard	14,376	118% - At December 31, 2010
Other reporting units	288	From 157% to 169% - At June 30, 2010

Total	14,664

We determined that indicators of impairment existed as of December 31, 2010 that resulted in us performing an impairment test of goodwill allocated to Redecard.

Uncertainties resulting from changes in regulations with respect to the credit card processing business that were introduced during 2010 together with changes in the competitive landscape caused the quoted market price of Redecard to decrease, particularly during the last quarter of 2010 when compared to the quoted market price observed during the initial part of that same year and also compared to the quoted market price of Redecard in March 2009, when we obtained control of Redecard. We believe the initial reaction of the market to these uncertainties has been characterized by an exaggerated view of the negative impacts of these changes on the sector in which Redecard operates, resulting in a depression in the quoted market price of Redecard. As a result of the observed decrease in the quoted market price of Redecard’s equity, we concluded that an impairment test of goodwill for this reporting unit was required as of December 31, 2010, between the annual impairment tests scheduled for June of each year. As indicated above, the first step of impairment test indicated that the fair value of the reporting unit Redecard exceeded its carrying amount.”

Note 9 – Loans and Leases, page F-39
a) Impaired loans and leases, page F-39

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

18.
Please expand your tabular presentation of the bottom of page F-39 to include the amount of the recorded investment for which there is no related allowance for credit losses as required by ASC 310-10-50-15(a)(3)(ii).

Response to Comment No. 18

We propose to expand disclosure under “Note 9 – Loans and Leases-a) Impaired loans and leases” in our future filings. For example, such expanded disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

		12/31/2010
	Recorded Amount	Unpaid principal balance	Related Allowance for loan losses	Average book value	Recognized interest revenue

Corporate (*)	884	871	454	1,371	50

Total	884	871	454	1,371	50
(*) There are no loans for which there is no related allowance for credit losses.

c) Credit quality indicators, page F-40

19.
Please tell us and clarify in future filings how you use the credit quality indicator, ratio of non-performing loans to total loans, in monitoring credit quality. Specifically, please tell us whether the credit quality indicator is simply whether the loan is performing versus non-performing, or whether the ratio is somehow considered further in the analysis.

Response to Comment No. 19

We propose to expand the disclosure under “Note 9 – Loans and Leases-c) Credit quality indicators” in our future filings. For example, such expanded disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“Credit quality indicator – Ratio of non-performing loans to total loans

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

The ratio of non-performing loans to the total balance of the corresponding loans (“NPL”) is an important tool for credit management of Itaú Unibanco. As a result, NPL is measured on a monthly basis and included in internal reports used by management to assess the quality of the portfolio at different levels.

The most used NPL for management purposes is defined as loans more than 90 day overdue, although other measures are also used to follow early delinquency (for instance, loans more than 30 and less than 90 days overdue).

Comparisons are performed with the same indicator which is publicly available for the whole Brazilian financial system and for that reason NPL provides a useful tool to compare the levels of the ratio observed by Itaú Unibanco against market-wide information.

This analysis is made by each credit business area and by the corporate credit risk area. To the extent that NPL indicates deterioration in the credit portfolio (either by assessing the evolution of our NPL over time or against the Brazilian financial system), we are able to react in order to take corrective action.”

Note 14 – Other Assets, page F-50

20.
We note that you have reflected various escrow deposits totaling R$11,084 within other assets, including escrow amounts for contingent liabilities classified as probable. Please tell us in more detail how you concluded that each of the escrow balances recorded at December 31, 2010 represents an asset that is recoverable.

Response to Comment No. 20

In response to the Staff’s comment, we clarify that the amount of R$ 11,084 million in escrow balances as of  December 31, 2010 corresponds to amounts deposited in escrow as result of legal or judicial requirements in connection with civil, labor or tax lawsuits. Depending on the circumstances of each lawsuit, we may be required to make escrow deposits in order to initiate a lawsuit with respect to which we are plaintiffs (particularly with respect to tax claims) or may be ordered by the court at some point of the proceeding.

Each escrow deposit is related to a specific lawsuit and is released from escrow once a decision is made by the court. In case of a decision rendered against us, the deposited amount is released from escrow and transferred to the opposing party in the lawsuit. In case of a decision in our favor, the deposited amount is released to us at the full amount deposited. As such, the balance is recoverable by us either by redeeming the full amount (if the decision is favorable to us) or by using the deposit to settle the claim (if the decision is unfavorable to us).

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

Note 28 – Fair Value Measurements and Additional Disclosures on Fair Value Hierarchy, page F-77
Securities, page F-78

21.
We note that where pricing information is not available for securities classified as level 2, you may use a pricing service and broker to value such securities. Please consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

•
The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•	Whether the broker quotes are binding or non-binding; and

•
The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820, Fair Value Measurements and Disclosures, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response to comment No. 21

In response to the Staff’s comment, we clarify that when pricing information is not available for securities classified as Level 2, we use pricing services or brokers to value such securities.

For some valuations, we may rely on more than one pricing service such as Bloomberg or Markit´s Totem Service or rely on broker pricing information. In all cases in order to ensure that the fair value of these securities is appropriately classified as Level 2, we perform internal analysis of such pricing services information to understand how the reported prices have been formed, including the nature of the inputs that were used to determine such values by the pricing service provider.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

We consider the prices provided by the pricing services as fair values classified as Level 2 when they meet the following requirements: their inputs are readily available, regularly distributed, provided by sources actively involved in the relevant market and are not proprietary.

In cases when we identified a significant decrease in the volume or level of activity for a specific security, we still use price quotes obtained from a pricing service and broker quotes, but we enhance the process by trying to use as many other sources as possible.

Of a total of R$ 77,252 million of financial instruments classified as Level 2 as of December 31, 2010, we used pricing services or brokers to value securities with a fair value of R$ 10,832 million. This amount is related to the following securities and their respective pricing methodologies:

•           Denmark, Spain and Korea sovereign Bonds (Carrying amount and fair value: R$ 2,986 million). Initially, we obtained from Bloomberg specific interest rate yield curves (“risk-free curves”) corresponding to the currency in which the bond was issued (e.g. for bonds denominated in Euro, we capture Euribor curve). As these curves frequently do not correspond to same maturities of the securities we hold, we adapted these curves using interpolation flat forward techniques. Subsequently, in order to include in our prices the counterparty credit-risk, we added a credit spread to the resulting interpolated curves using interest rate yield credit-default swap curves, captured from Markit.

•           Debentures (Carrying amount and fair value: R$ 3,958 million). To the extent available, we use price information for transactions carried out and recorded in the National System of Debentures (SND). SND is an electronic platform operated by CETIP (a Brazilian listed company) which provides multiple services with respect to transactions involving debentures in the secondary market such as trading platform, custody platform settlement services and depository of debentures. All financial institutions in Brazil (including investments funds) are required to use a trading and custody platform such as CETIP in order to purchase and sell securities. As a result all debentures transactions are recorded in SND. SND is not a pricing service, but rather is a platform for trading and the pricing information provided by SND corresponds to actual transactions between different market participants. In the event of a significant decrease in activity for a specific security recorded in SND, we alternatively use the debenture prices provided by the Brazilian National Association of Investment Banks (ANBIMA), which is a leading provider of research and of statistics on market information, rates and target prices. ANBIMA builds its prices through consultations made with its participants on a non-binding basis. ANBIMA has developed, through its Asset Pricing Committee, a methodology which is publicly available, that is used to calculate the estimate fair value of debentures. Such methodology includes obtaining on a daily basis at 6 pm of each day non-binding illustrative prices from a defined group of market participants considered to be significant market participants in the debentures market (currently comprised of 8 banks, 15 asset managers and 7 broker-dealers). Such information is subject to statistical filters defined in the ANBIMA methodology with the purpose of eliminating outliers so that a fair value estimate is provided by ANBIMA on a daily basis.

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

•           Global and Corporate Bonds (Carrying amount and fair value: R$ 3,888 million). "Global Bonds" are sovereign bonds, issued by governments in international markets, usually in strong currencies (USD or EUR). "Corporate Bonds" are issued by companies or banks in the international markets. The process for pricing both of these types of instruments consists of capturing prices from Bloomberg. The methodology consists of comparing the best prices (the higher purchase price and the lowest sale price – resulting in a narrow spread) for binding orders provided by Bloomberg for the last day of the month. Subsequently, we compare the prices provided by Bloomberg with binding information that our institutional Treasury department provides to Bloomberg. If the price difference between Bloomberg’s and our institutional Treasury’s information is less than 0.5 basis point, we use the mid-price range of the best prices from Bloomberg. If the difference is higher than 0.5 basis point, or if our institutional Treasury department has not provided information for this specific security, we use the average price from other banks that also disclose their price for that instrument. Our price is only used as a reference price, but it is never used in the final price calculation.

Note 29 – Derivative Financial Instruments and Financial Instruments Related to Credit, page F–81

22.
We note your disclosure on page F-82 that you have R$6.7 billion of derivatives in a liability position as of December 31, 2010. Please clarify whether any of your derivative contracts have credit-risk related contingent features that could be triggered for any derivative instruments that are in a net liability position at December 31, 2010. If so, please disclose the aggregate fair value of additional assets that would be required to be posted as collateral if the credit-risk contingent features were triggered at the end of the reporting period, in accordance with ASC 815-10-50-4H.

Response to Comment No. 22

Ms. Suzanne Hayes Division of Corporation Finance	September 06, 2011

In response to the Staff’s comment, we clarify that of the total amount of R$ 6.7 billion of derivatives in a liability position, we had only R$ 6 million of derivative contracts in a liability position as of December 31, 2010 with credit contingent features that could be triggered in certain events. This amount corresponds to a single derivative contract. In the event of a downgrade of our credit rating, the threshold for posting collateral on such contract by rating for this derivative instrument decreases from a liability position of R$ 17 million to a liability position of R$ 8 million. We would be required to post collateral for the difference between the fair value of this derivative instrument and this decreased threshold. Accordingly, even if our credit rating had been downgraded at December 31, 2010, the fair value of our derivative liability position with credit contingent features would have been below the minimum threshold to post collateral and, for this reason, no collateral deposit would have been required.

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The Company is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding this letter, please do not hesitate to call the undersigned at + (55) (11) 5019-1792 or to send an e-mail to caio.david@itau-unibanco.com.br.

Sincerely,

/s/ Sérgio Ribeiro da Costa Werlang_____________
Sérgio Ribeiro da Costa Werlang, Chief Risk Officer

/s/ Caio Ibrahim David_________________
Caio Ibrahim David, Chief Financial Officer

cc Roberto Egydio Setubal, Chief Executive Officer
     Alfredo Egydio Setubal, Investor Relations Officer